SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                        CATALYTICA, INC.
                  _____________________________
                         (Name of Issuer)

                  COMMON STOCK, $.001 PAR VALUE
                 ______________________________
                 (Title of Class of Securities)

                            148885106
                          ____________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        February 6, 1997
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

                 (Continued on following pages)
                       Page 1 of 12 Pages

CUSIP No. 148885106                     Page 2 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3    SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                      / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     1,151,519

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     1,151,519

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     1,151,519

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.96%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 148885106                                    Page 3 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     515,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     515,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     515,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.66%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 148885106                                    Page 4 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     515,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     515,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     515,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.66%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 148885106                                    Page 5 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Lama, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     572,519

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     572,519

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     572,519

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.96%

14.  TYPE OF REPORTING PERSON:
     CO

CUSIP No. 148885106                                    Page 6 of 12

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     WC

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     64,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     64,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     64,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .33%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 148885106                                    Page 7 of 12

                          SCHEDULE 13D
                        (Amendment No. 1)

     NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the previously filed statement of Saad A. Alissa on Schedule 13D filed on March 24, 1995. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 1.   Security and Issuer

          This Amendment to Schedule 13D relates to the Common
Stock, $.001 par value per share (the "Common Stock"), of Catalytica, Inc. (the "Company"). The address of the principal executive offices of the Company is 430 Ferguson Drive, Mountain
View, California, 94043.

Item 2.   Identity and Background

          The persons filing this statement (the "Filing
Persons") are:

          1) Saad A. Alissa, an individual whose business address is P.O. Box 192, Alkhobar 81962, Saudi Arabia. Mr. Alissa's principal occupation is President of Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the "Establishment").

          2) The Establishment, a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia. The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. The Establishment's executive officers and directors are Abdullatif Ali Alissa - Chairman; Saad A. Alissa - President; and Abdulmohsen Abdullatif Ali Alissa - Vice President. The principal business address and principal office address of the Establishment and each of its officers and directors is P.O. Box 192, Alkhobar 81962, Saudi Arabia.

CUSIP No. 148885106                                    Page 8 of 12

          3) General Investors Limited, a Cayman Islands corporation ("GIL") of which Mr. Alissa is the sole shareholder.
GIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor,
Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and The Secretary Ltd., a company organized in the Cayman Islands ("TSL"), is the Assistant
Secretary of GIL.

          4) Financial Investors Limited, a Cayman Islands corporation ("FIL") of which the Establishment is the sole shareholder. FIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and TSL is the Assistant Secretary of FIL.

          5) Lama, Inc., a Delaware corporation ("Lama"), of which Mr. Alissa is the President. Lama's principal business is acquiring and operating manufacturing companies in the United States and Europe. Lama's principal business address and principal office address is 18 Pope Avenue, Executive Park #3, The Business Center, Hilton Head Island, South Carolina 29938.

          None of Mr. Alissa, FIL, GIL, the Establishment, Lama or the executive officers or directors of the Establishment, FIL, GIL or Lama during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The shares of Common Stock of the Company beneficially owned by the Filing Persons were acquired with the personal funds of Mr. Alissa and the working capital of the Establishment, GIL, FIL and Lama.

Item 4.   Purpose of Transaction

          The Filing Persons acquired the shares of the Company's
Common Stock for investment purposes and do not have any current plans or proposals which relate to or would result in:

CUSIP No. 148885106                                    Page 9 of 12

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

          The Filing Persons reserve their right to revise their plans in the future if such a revision becomes, in their sole discretion, necessary, appropriate or otherwise advisable.

Item 5.   Interest in Securities of the Issuer

CUSIP No. 148885106                                    Page 10 of 12

          Mr. Alissa is a deemed to be the indirect beneficial owner of an aggregate of 1,151,519 shares of Common Stock of the Company. This amount includes: (i) 64,000 shares indirectly owned through GIL, (ii) 572,519 shares indirectly owned through Lama, (iii) and 515,000 shares indirectly owned through FIL. The 1,151,519 shares of the Company's Common Stock represent 5.96% of the outstanding Common Stock of the Company.

          Mr. Alissa and GIL share the power to vote or the power to dispose of the shares of Common Stock owned by GIL. The
Establishment, Mr. Alissa and FIL share the power to vote or dispose of the shares of Common Stock owned by FIL.

          The following table sets forth information with respect to all purchases and sales of Common Stock by Mr. Alissa, the Establishment, FIL, GIL and Lama during the past 60 days:

Date of        Number of      Type of             Price per
Transaction    Shares         Transaction         Share

12/17/96       38,000         Open Market Sale    3.9375
12/30/96       2,500          Open Market Sale    3.9375
1/3/997        2,200          Open Market Sale    4.0
1/9/97         6,000          Open Market Sale    3.9375
1/23/97        10,000         Open Market Sale    3.9375
1/28/97        10,000         Open Market Sale    3.9375
2/6/97         500,000        Private Purchase    6.00

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, or understandings between Mr. Alissa, the Establishment, FIL or GIL and third parties with respect to the voting securities of the Company.

Item 7.   Material to be Filed as Exhibits

          None/Not Applicable.

CUSIP No. 148885106                                    Page 11 of 12


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




Dated: February 11, 1997           /s/ Saad A. Alissa
                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary

                                   ABDULLATIF ALI ALISSA EST.

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, President

                                   GENERAL INVESTORS LIMITED

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary

                                   LAMA, INC.

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, President

CUSIP No. 148885106                                    Page 12 of 12

               STATEMENT REQUIRED BY RULE 13d-1(f)

     The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Catalytica, Inc. is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.


Dated: February 11, 1997           /s/ Saad A. Alissa
                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary

                                   ABDULLATIF ALI ALISSA EST.

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, President

                                   GENERAL INVESTORS LIMITED

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary

                                   LAMA, INC.

Dated: February 11, 1997      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, President